Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

May 8, 2023

Re:	Pony AI Inc. Draft Registration Statement on Form F-1 Submitted March 27, 2023 CIK No. 0001969302

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Ms. Mariam Mansaray

Mr. Matthew Crispino

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Kathryn Jacobson, Mr. Robert Littlepage, Ms. Mariam Mansaray and Mr. Matthew Crispino:

On behalf of Pony AI Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 25, 2023 on the Company’s draft registration statement on Form F-1 submitted on March 27, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting the revised draft registration statement on Form F-1 (“Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. It has included page numbers to refer to the location in Revised Draft Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

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Draft Registration Statement on Form F-1 Submitted March 27, 2023

Cover Page

1. Please explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Revised Draft Registration Statement.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

2. Disclose whether listing on a national securities exchange is a condition to the offering.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 1

3. We note your disclosure that this prospectus contains certain information from an industry report commissioned by you and prepared by Frost & Sullivan, Inc., Shanghai Branch Co., or Frost & Sullivan, a third-party industry research firm. Please clarify the sources from which the research firm obtained its industry statistics if it is not based on its own research. Furthermore, it is not clear whether all the industry statistics disclosed are derived from this report. Please specifically identify the source of each industry statistic disclosed.

In response to the Staff’s comment, the Company has revised the disclosures throughout the Revised Registration Draft Statement.

4. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

The Company respectfully advises the Staff that it has disclosed in tabular form the requested condensed consolidating schedule on pages 20 through 23 of the Draft Registration Statement. In addition, the Company has further revised such disclosures in response to the Staff’s comments 7 to 10 below.

Summary of Risk Factors

Risks Related to Our Corporate Structure, page 2

5. For each of your summary risk factors related to your corporate structure and the risks related to doing business in China, please provide a specific cross-reference to the more detailed risk factor in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosures on pages 2 through 4 of the Revised Draft Registration Statement to include a page reference for each summary risk factor, directing investors to the more detailed risk factor disclosures found under the same subheading in the Risk Factors section.

Contractual Arrangements, page 8

6. Please revise your disclosure to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements.

In response to the Staff’s comment, the Company has revised the disclosures on page 8 of the Revised Draft Registration Statement to include a summary of all contracts and arrangements through which the Company has economic rights and exercises control that results in consolidation of the VIEs’ operations and financial results into the Company’s financial statements. Additionally, a cross-reference has been added to direct investors to the more detailed discussion of the material terms of each of such contracts and arrangements in the section headed “Our History and Corporate Structure” in the Revised Draft Registration Statement.

Our Summary Consolidated Financial Data

Condensed consolidating statements of operations information, page 20

7. Please explain to us why you disclose elimination amounts in the Cost from external parties line-items or revise.

The Company respectfully advises the Staff that the amounts disclosed in elimination amounts in the Cost from external parties line-items represent each individual entities’ costs incurred for transactions among intra-group entities, and derived from outside third parties (e.g., employee compensation and direct operating and material costs).

More specifically, these intra-group transactions are related to research and development services and are accounted for upon the completion of such services, where party A as the service provider recorded internal revenues and costs to outside third parties, while party B as the service recipient recorded internal costs.

However, on the consolidated financial statements level, after elimination of such intra-group transactions of internal revenues of party A and internal costs of party B, party A’s costs to outside third parties shall be reclassified to research and development expenses due to the nature. As such, the elimination for Cost from external parties line-items represents the reclassification of these individual entities’ costs incurred for transactions among intra-group entities derived from outside third parties to research and development expenses, and leaving the true costs at the consolidated level.

However, to avoid confusion and for better presentation, the Company has revised the disclosures and adjusted the costs to outside third parties of party A mentioned as above and their related reclassification amounts from “Cost from external parties” to “Cost from intra-group entities” on page 20 of the Revised Draft Registration Statement.

8. Explain to us why the sum of the total costs and total expenses elimination amounts do not equal the Revenues from intra-group entities elimination amounts.

The Company respectfully advises the Staff that the difference of elimination amounts between the sum of (i) the total costs and total expenses, and (ii) revenues from intra-group entities is due to the intra-group assets transfers, which lead to eliminations of assets and revenues, rather than eliminations of costs/expenses and revenues.

More specifically, these intra-group transfers are related to items included in property, equipment and software, where party A as the assets seller recorded internal revenues, while party B as the assets buyer recorded the assets. Majority of these assets include internally developed intangible assets, where party A recognised research and development expenses, and party B recognised the intangible assets in Property, equipment and software, net line-items. Therefore, the internal revenues by party A and the assets acquired by party B are eliminated.

Condensed consolidating balance sheets information, page 21

9. We note the current and non-current amounts due to group companies from the VIEs and their subsidiaries. Please disclose in a footnote the maturity dates and repayment terms of the underlying loans.

The Company respectfully advises the Staff that all the current amounts due to group companies from the VIEs and their subsidiaries as of December 31, 2021 and 2022 represent operating related liabilities, and all of the non-current balances represent loans from Guangzhou (HX) Pony AI Technology Co., Ltd., and loans and accrued unpaid interests from Hongkong Pony AI Limited. The Company has included the relevant disclosures for the underlying loans recorded in the non-current amounts due to group companies from the VIEs and their subsidiaries on page 23 of the Revised Draft Registration Statement.

Detailed information of loans to the VIEs and their subsidiaries:

	As of December 31,
Amounts due to group companies from the VIEs and their subsidiaries, non-current	2021	2022	Maturity dates	Repayment terms
	US$ in thousands
Guangzhou (HX) Pony AI Technology Co., Ltd.	4,726	4,307	August 2024	Interest due annually, principal due at maturity.
Guangzhou (HX) Pony AI Technology Co., Ltd.	14,020	12,779	January 2024	Interest due annually, principal due at maturity.
Hongkong Pony AI Limited	25,030	30,056	May 2024	Interest and principal due at maturity.
Hongkong Pony AI Limited	5,012	5,016	November 2024	Interest and principal due at maturity.
Total	48,788	52,158

Condensed consolidating cash flows information, page 23

10. We note your statement on page 10 that the VIEs received debt financing of US$9.5 million and US$23.7 million in 2021 and 2022 respectively. It is unclear how the US$23.7 million debt financing is reported in the 2022 condensed consolidating cash flows information hereunder. Please explain in an explanatory footnote.

The Company respectfully clarifies that the VIEs received debt financing of US$8.0 million and US$5.0 million in 2021 and 2022, respectively, which are disclosed in the Borrowing from group companies line-items from the VIEs and their subsidiaries in condensed consolidating cash flows information on page 23. The amounts of US$9.5 million and US$23.7 million in 2021 and 2022, respectively, as disclosed on page 10 of the Draft Registration Statement were incorrect as they also contain operating related liabilities. In response to the Staff's comment, the Company has revised the disclosures of debt financing amounts to US$8.0 million and US$5.0 million on page 10 of the Revised Draft Registration Statement.

Risk Factors

We historically had a small number of customers due to the nascent stage of our commercialization..., page 24

11. Please provide a more detailed description of your current customer base and profiles such as the number of customers from year to year and any concentration in geographic location, size, or industry and any material customer agreements.

In response to the Staff’s comment, the Company has revised the disclosures on page 34 of the Revised Draft Registration Statement. With respect to material customer agreements, please see the Company’s response to the Staff’s comment 16 below.

Our History and Corporate Structure, page 97

12. We note that the dashed line indicating which entities are "offshore" versus "onshore" is positioned so that entities organized in Hong Kong are deemed "offshore." Please move the line so that "onshore" includes Hong Hong-based entities. Revise the graphic on page 97 accordingly.

The Company respectfully advises the Staff that for capital control, taxation, foreign exchange, and foreign investment purposes, Hong Kong is considered an “offshore” jurisdiction under the relevant PRC laws and regulations.  Accordingly, capital investment by a Hong Kong-based entity in a Mainland China-based entity (such as Hongkong Pony AI Limited’s equity investment in the Company’s PRC subsidiaries) is considered foreign investment pursuant to applicable PRC laws and regulations.  Dividend payments and shareholders’ loans from the Company’s PRC subsidiaries to the Company through Hongkong Pony AI Limited are also subject to regulatory limitations as disclosed in detail on page 67 of the Draft Registration Statement.  Therefore, the Company believes that the depiction of Hongkong Pony AI Limited as an “offshore” entity in the structure chart is accurate under the applicable PRC laws and regulations, and such characterization is necessary for investors to obtain a comprehensive and accurate understanding of the Company’s corporate structure, including the risks associated with such structure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100

13. We note your disclosure that the Company has accumulated over 18 million kilometers of autonomous driving mileages, including over 800,000 kilometers of driverless mileages. Please clarify how many of those mileages are associated with a passenger who summoned a ride on the PonyPilot+ mobile app and how many are attributable to your testing on public roads. On a related note, we note your disclosure that your peak daily orders received per robotaxi exceeded 16, setting a key milestone towards large-scale commercialization of Level 4 robotaxis. Please clarify whether this occurred when your Company was offering promotions and discounts, and how many times you reached this milestone.

In response to the Staff’s comment on the breakdown of mileages, the Company respectfully advises the Staff that (i) over 8 million kilometers out of the over 18 million kilometers of autonomous driving mileages and (ii) over 550,000 kilometers out of the over 800,000 kilometers of driverless mileages were attributable to the operation of the Company’s public-facing robotaxi services. For the avoidance of doubt, these include mileages accumulated by the robotaxis driving on the road while waiting for passenger orders and during pick-up and drop-off of passengers. The remaining autonomous driving mileages and driverless mileages were attributable to vehicle testing. To provide more clarity, the Company has revised its disclosures on pages 133 and 142 of the Revised Draft Registration Statement to include the breakdown of mileages attributable to the operation of the Company’s public-facing robotaxi services versus vehicle testing.

Furthermore, the Company respectfully advises the Staff that the “peak daily orders received per robotaxi” was achieved up to eight times historically in a single month when the Company was offering its robotaxi services (i) at a fixed discounted price per ride in Beijing, and (ii) free of charge in Guangzhou. The Company started to charge passengers fare by mileage in Beijing and Guangzhou in February and July 2022, respectively. In response to the Staff’s comment and to provide more balanced disclosures, the Company has removed the number of “peak daily orders received per robotaxi” on pages 1, 100, 126, 130 and 142 of the Revised Draft Registration Statement. Instead, the Company has included “average daily orders received per robotaxi” in the first four months of 2023, which the management believes will provide investors with more current information regarding the normalized usage of the Company’s public-facing robotaxi services.

14. Please tell us whether your management uses any key metrics to monitor or evaluate the key factors that affect the company's performance or manage its business, such as customer growth or penetration. If they do use any key metrics, please tell us your consideration of disclosing these measures for each of the periods presented. Refer to SEC Release No. 33-10751.

The Company respectfully advises the Staff that as the Company’s business is transitioning from technology development to commercialization, the management of the Company primarily focuses on improving (1) technological readiness and (2) large-scale deployment capabilities to evaluate the Company’s business potential and prospects.  In accordance with this approach, the Company has disclosed the relevant key metrics throughout the Draft Registration Statement, such as on pages 1, 100 and 126.  These key metrics include: (i) the number of autonomous driving mileages (which measures technological capability and readiness), (ii) autonomous vehicle fleet size (which measures large-scale deployment capabilities), and (iii) the number of daily orders received per robotaxi and freight ton-kilometers for robotrucks (which measures potential initial market demands for its robotaxi and robotruck technologies). The Company primarily uses these key metrics to manage its business during this transition period, and once it achieves large-scale commercialization, these metrics may no longer be key factors that affect the Company’s operating and financial performance.

With respect to customer growth and penetration, the Company believes that given the nascent stage of its commercialization efforts, disclosing these metrics at this stage will not be meaningful for investors to understand its business model upon achieving large-scale commercialization.  In particular, the Company’s customer base and profile have been constantly and materially evolving as it continues to commercialize its autonomous driving technology.  Specifically:

•	Robotaxi services: Currently, the Company’s robotaxi revenues are still mainly driven by services fees received from providing AV engineering solutions to its OEM and TNC partners, and passenger fares only accounted for a small fraction of its robotaxi revenues in 2022. However, as disclosed, as the commercialization of its robotaxi services business continues to progress, the Company expects its primary customer base to shift towards (1) individual passengers and (2) third-party fleet companies for which the Company operates robotaxi fleets. Therefore, the Company believes that there is no additional meaningful metrics of customer growth and penetration that can help investors understand the growth of its robotaxi services at the current early stage of commercialization where the composition of the robotaxi customer base may continue to change significantly.

•	Robotruck services: As disclosed, in the early stage of commercialization, the Company primarily generates its robotruck revenues from its strategic collaboration with Sinotrans. The Company will continue to diversify the customer base of its robotruck services as it progresses towards large-scale commercialization. Given the historical concentration of customers, the Company does not believe that there is any additional metrics of customer growth and penetration that can help investors understand the growth of its robotruck services.

•	Licensing and applications: While the Company has historically generated a significant portion of revenues from licensing and applications, the management expects the licensing and application revenues, as a percentage of total revenues, to decrease in the long term as the Company continues to grow its robotaxi and robotruck revenues. Accordingly, the Company believes that disclosing metrics of customer growth and penetration with respect to its licensing and applications will not provide additional meaningful information for investors to evaluate its business performance and prospects.

Business

Our Company, page 125

15. Please discuss the nature and size of your operations in the United States. Also, if material, disclose the amount of revenue you generated in the United States for each of the periods covered in your financial statements.

In response to the Staff’s comment, the Company has revised the disclosures on page 143 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the increase in revenues generated in the United States from 2021 to 2022 was primarily due to service fees received from a corporate customer in connection with certain value-added technological services registered under the Company’s licensing and applications business. This increase was consistent with the Company’s overall business growth and continued commercialization efforts.

Furthermore, the increase in revenues generated in the United States, as a percentage of total revenues, was primarily because licensing and applications contributed to a majority of the Company’s revenues in 2022. The management expects the licensing and application revenues, as a percentage of total revenues, to decrease in the long term as the Company continues to grow its robotaxi and robotruck revenues.

Customers and Suppliers, page 147

16. We note your disclosure that your top three customers in the aggregate accounted for 99.6% and 58.7% of your revenues in 2021 and 2022, respectively. Please include a separate section that discusses the material terms of your agreements with those customers, including the term and termination provisions. Additionally, discuss the services utilized, and whether there are any existing relationships between any of the members of management and the customer. File any such contract or group of interrelated contracts upon which you are substantially dependent. Similarly, file as exhibits to your registration statement any agreements with suppliers upon which your business is substantially dependent. Refer to Items 4.a and 8.a of Form F-1, Item 4.B.6 of Form 20-F and Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that while the Company’s top three customers in the aggregate accounted for 99.6% and 58.7% of its revenues in 2021 and 2022, respectively, the management believes that the Company is not substantially dependent on any contract with those customers.  This is because the Company was still in an early stage of commercialization during the past two years, as evidenced by the relatively small absolute amounts of its total revenues. As the Company progresses towards large-scale commercial deployment of its autonomous driving technology, its customer base and profile, as well as the scale and composition of its revenues, are undergoing significant changes.  Specifically, at this early stage of commercialization:

1.	Limited revenue scale. In 2021 and 2022, the Company had 5 and 20 corporate customers, respectively, in addition to individual customers who were passengers of its robotaxi services. The limited scale of its customer base and revenues has historically resulted in an inevitable concentration of customers, which the management expects to change substantially with the growth of the Company’s overall business and customer base, which was also evidenced by the decrease in the concentration rate from 99.6% in 2021 to 58.7% in 2022.

2.	Changing customer base: There was no overlap between any of the top three customers in 2021 and 2022, which indicated a changing customer base resulting from the rapid advancement of the Company’s commercialization efforts. The completely different profiles of the top three customers in 2021 and 2022, coupled with the significant year-over-year revenue increase, demonstrated that the Company is not substantially dependent on any particular customer to drive its financial performance.

3.	Evolving revenue model and composition: As licensing and applications contributed to a majority of the Company’s revenues in 2022, two of the top three customers in 2022 were customers of the Company’s licensing and applications business. However, as disclosed on page 103 of the Draft Registration Statement, the management expects the licensing and applications revenues, as a percentage of total revenues, to decrease as the Company continues to grow its robotaxi and robotruck revenues in the near future. Therefore, the Company is not substantially dependent on these licensing and applications customers.

In light of the above, the Company believes that no contract with these top three customers is required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.  For the same reasons, the Company does not believe disclosing the detailed terms of such contracts would provide investors with additional meaningful information to assess the Company’s reliance on any particular customer and the potential risks associated with such reliance.  In response to the Staff’s comment, the Company has revised the disclosures on page 148 of the Revised Draft Registration Statement to include the requested disclosures on the services utilized by its top customers, and whether any members of the management have any existing relationships with these customers.

Furthermore, the Company respectfully advises the Staff that the Company is not substantially dependent on any contract with suppliers on the basis that: (i) purchase from any supplier of the Company accounted for less than 10% of the total purchase in 2021 or 2022 and (ii) the products and services purchased from its suppliers are primarily hardware components (e.g., sensors), servers and IT services, which are standard products that are readily available from a large number of suppliers in the market. Therefore, none of such supplier contracts constitutes a material contract that is required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

Facilities, page 151

17. Please file your material lease agreements as exhibits to your registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(ii)(D) of Regulation S-K.

In response to the Staff's comment, the Company is filing herewith the English translation of the lease agreement for its principal executive offices in Guangzhou, China as an exhibit to the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

1. Operations and Principal Activities

(b) Consolidated VIEs in the PRC

iii. Risks in relation to the VIE structure, page F-11

18. Please clarify if any of your VIEs may be engaged in sectors that are on the PRC's negative list. If so, please identify those sectors and further discuss the likely consequences if the VIEs were deemed to be a form of foreign investment in those sectors.

The Company respectfully advises the Staff that the Company’s VIEs are not currently engaged, nor intended to engage in the near future, in any sectors that are on the PRC’s negative list. The Company operates the VIEs under such contractual control structure primarily in order to preserve the flexibility to engage in businesses in the future that are subject to foreign investment restrictions under applicable PRC laws and regulations. The Company has disclosed the risks and possible consequences resulting from the Company’s VIEs being deemed as a form of foreign investment on the PRC’s negative list in “Risk Factors — Risks Related to Our Corporate Structure” and “Note 1, OPERATIONS AND PRINCIPAL ACTIVITIES — (b) Consolidated VIEs in the PRC — iii) Risks in relation to the VIE structure.”

2. Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-18

19. We note that revenues from engineering solution services include software licensing and development services among others. To the extent material, please separately disclose revenues from software licensing apart from other engineering solution revenues.

The Company respectfully advises the Staff that the revenue of software licensing has been immaterial (i.e., nil and US$0.7 million for the year ended December 31, 2021 and 2022, respectively). Therefore, the Company does not separately disclose it from other engineering solution revenues, and will separate the disclosures for software licensing when the revenues are material in the future.

19. Subsequent Events, page F-56

20. Please disclose the fair value of the stock underlying the 690,000 RSUs that were granted to your employees in March 2023 and the related unrecognized compensation expense. Reconcile for us any differences in your estimated fair value per ordinary share to the anticipated offering price per share.

In response to the Staff’s comment, the Company has revised to include the relevant disclosure on page F-56 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the anticipated offering price range is not determined at current stage. If any anticipated offering price range is determined, the Company undertakes that it would reconcile for any material differences in the fair value per ordinary share to the midpoint of the anticipated offering price range.

21. Regarding the share purchase agreement with IWAY LLC, please clarify if the repurchase is in accordance with the terms of the Series A Preferred Stock and tell us how you will account for it.

The Company respectfully advises the Staff that the repurchase of Series A Preferred Shares held by IWAY LLC was made in accordance with the terms of the preferred share purchase agreement with fair value of these Series A Preferred Shares determined by the Company with assistance of a third party valuer. The repurchase of preferred shares is accounted for under the cost method whereby the entire cost of the acquired Series A Preferred Shares is recorded as reduction of Series A convertible redeemable preference shares under mezzanine equity and additional paid-in capital. The additional paid-in capital is recorded as the excess of proceeds over the original issuance price of these Series A Preferred Shares. The repurchase resulted in a reduction of mezzanine equity by US$0.2 million, and a reduction of additional paid-in capital by US$4.6 million.

In response to the Staff’s comment, the Company has revised to include the relevant disclosures on page F-56 of the Revised Draft Registration Statement.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that neither the Company nor any of its authorized representatives has presented to any potential investors any written materials. The Company undertakes to provide the Staff with copies of such written materials if it engages in any communication with the investors in reliance on Section 5(d) of the Securities Act.

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If you have any questions regarding this submission, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tian Gao, Vice President
Pony AI Inc.

Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Wei Zhang
Deloitte Touche Tohmatsu Certified Public Accountants LLP